UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

In connection with a meeting of the holders of class A ordinary shares of a par value of US$0.0001 each of Fenbo Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”) (the “Class A Ordinary Shares”), a meeting of the holders of class B ordinary shares of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”), and the 2026 Extraordinary General Meeting of Shareholders of the Company, the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of a Meeting of the Holders of Class A Ordinary Shares and a Meeting of the Holders of Class B Ordinary Shares and 2026 Extraordinary General Meeting of Shareholders, dated June 30, 2026, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company
99.2	Proxy Form to be mailed to shareholders of the Company for use in connection with a Meeting of the Holders of Class A Ordinary Shares
99.3	Proxy Form to be mailed to shareholders of the Company for use in connection with a Meeting of the Holders of Class B Ordinary Shares
99.4	Proxy Form to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company
99.5	Amended and Restated Memorandum and Articles of Association of Fenbo Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fenbo Holdings Limited

Date: July 2, 2026	By:
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director